CUSIP No.	714290103	13G/A	Page	1	of	7 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto filed pursuant to Rule 13d-2(b)
(Amendment No. 7)1
PERRIGO COMPANY

(Name of Issuer)
Common Stock, without par value

(Title of Class of Securities)
714290103

(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages
No Exhibit Index

CUSIP No.	714290103	13G/A	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Jandernoa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,428,440

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,428,440

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,744,378

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.10%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING

CUSIP No.	714290103	13G/A	Page	3	of	7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Jandernoa Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		4,398,768

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,398,768

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,398,768

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.73%

12	TYPE OF REPORTING PERSON*

	OO—Trust
*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING

CUSIP No. 714290103	13G/A	Page 4 of 7 Pages
Item 1.

(a)	Name of Issuer:	Perrigo Company

(b)	Address of Issuer’s Principal Executive Offices:	515 Eastern Avenue Allegan, Michigan 49010
Item 2.
(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:
Michael J. Jandernoa
c/o Law Weathers & Richardson
333 Bridge Street, NW, Suite 800
Grand Rapids, Michigan 49504
Citizenship: United States

(d)	Title of Class of Securities: Common Stock, without par value.

(e)	CUSIP Number: 714290103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) – (j) Not Applicable.

Item 4.	Ownership

(a)	Mr. Jandernoa is the beneficial owner of 4,744,378 shares of the Issuer’s common stock, without par value. Mr. Jandernoa owns 5,577 shares of the Issuer’s common stock. The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the sole trustee, holds 4,398,768 shares of the Issuer’s common stock. Mr. Jandernoa holds sole voting and dispositive power with respect to the shares held by the Michael J. Jandernoa Trust. The Susan M. Jandernoa Trust holds 315,938 shares of the Issuer’s common stock. Mrs. Jandernoa is the sole trustee of, and holds sole voting and dispositive power for the shares of common stock held by, the Susan M. Jandernoa Trust. Mr. Jandernoa holds stock options that give him the right to acquire 24,095 shares of the Issuer’s common stock. The figures above are as of December 31, 2007.

(b)	As of December 31, 2007, Mr. Jandernoa was the beneficial owner of 5.10% of the Issuer’s outstanding common stock, without par value. The Issuer’s most recent Form 10-Q (for the quarterly period ended December 29, 2007) lists 93,080,386 shares of the Issuer’s common stock, outstanding as of January 25, 2008. In addition, Mr. Jandernoa holds stock options, which give him the right to acquire 24,095 shares of the Issuer’s common stock within 60 days of the date of this filing. Mr. Jandernoa’s beneficial ownership percentage is based on a total of 93,104,481 shares of the Issuer’s

CUSIP No. 714290103	13G/A	Page 5 of 7 Pages

common stock, which consists of the Issuer’s outstanding common stock plus shares that would become outstanding if Mr. Jandernoa exercised his stock options.

As of December 31, 2007, the Michael J. Jandernoa Trust held 4.73% of the Issuer’s outstanding common stock, without par value. The beneficial ownership percentage of the Michael J. Jandernoa Trust is based on the Issuer’s 93,080,386 shares of common stock outstanding as of January 25, 2008.

(c)	(i)	Mr. Jandernoa has sole power to vote or direct the vote of 4,428,440 shares of common stock.
	(ii)	Mr. Jandernoa does not share power to vote or to direct the vote of any shares of common stock.
	(iii)	Mr. Jandernoa has sole power to dispose or direct the disposition of 4,428,440 shares of common stock.
	(iv)	Mr. Jandernoa does not share power to dispose or to direct the disposition of any shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class
     Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group
     Not Applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

CUSIP No. 714290103	13G/A	Page 6 of 7 Pages
changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 714290103	13G/A	Page 7 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

/s/ Michael J. Jandernoa

Signature

Michael J. Jandernoa As trustee of the Michael J. Jandernoa Trust and in his individual capacity